Exhibit 12.1

TTM TECHNOLOGIES, INC.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	December 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
	(In thousands)
Fixed Charges:
Interest expense	$24,031	$25,784	$26,504	$22,255	$11,198
Interest capitalized	1,125	1,774	1,828	1,522	287
Estimated interest within rental expense	1,121	1,034	994	1,043	1,501

Total Fixed Charges	26,277	28,592	29,326	24,820	12,986

Earnings:
Net income (loss)	23,893	(181,100)	47,227	79,899	4,857
Fixed charges per above	26,277	28,592	29,326	24,820	12,986
Income tax provision	15,879	12,728	26,005	28,738	3,266
Less: capitalized interest	(1,125)	(1,774)	(1,828)	(1,522)	(287)
Amortization of interest capitalized	325	278	235	181	137

Total earnings	65,249	(141,276)	100,965	132,116	20,959

Ratio of fixed charges	2.5x	n/a (1)	3.4x	5.3x	1.6x

(1)	Earnings were not sufficient to cover fixed charges for period indicated. Additional earnings of $169,868 for the year ended December 31, 2012 would have been required to achieve a ratio of 1:1.